

Mail Stop 4631

June 26, 2017

Allen J. Mistysyn
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115

> **Re: The Sherwin-Williams Company**
> **Registration Statement on Form S-4**
> **Filed June 23, 2017**
> **File No. 333-218914**

Dear Mr. Mistysyn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Brach Chief
Office of Manufacturing and
Construction

cc: Stephen J. Perisutti, Esq.
        Michael J. Solecki, Esq.